Exhibit 99.1

Gauzy Ltd. Announces Preliminary Revenue Ranges, Demonstrating Strong Double-Digit Growth for the Second Quarter and First Half 2024 that Exceeded Expectations

TEL AVIV, Israel, July 15, 2024 (GLOBE NEWSWIRE) -- Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control solutions, today provided preliminary unaudited revenue ranges for its second quarter and first half ended June 30, 2024.

Second quarter 2024 revenues are expected to be in a range of $24.0 million to $24.5 million compared to $19.9 million in the prior year quarter. First half 2024 revenues are expected to be in a range of $48.7 million to $49.2 million, compared to $37.4 million in the prior year period. These revenue ranges equate to approximately 22% and 31% growth for the second quarter and first half of 2024 at the respective midpoints.

“Our exceptional start to 2024 extended into the second quarter with revenue that is expected to exceed expectations,” commented Eyal Peso, Gauzy Co-Founder and Chief Executive Officer. “As expected, the robust pace of revenue growth in the first half is driven by a number of key customers that accelerated a portion of their full-year purchasing commitments to earlier in the year to meet robust demand. We believe we are poised to produce strong double-digit revenue expansion in the second quarter.”

Mr. Peso continued, “Since our IPO, we continue to be laser focused on executing against our goals. We are seeing OEMs expand utilization of our smart glass technologies, major cities replacing mirrors on their bus fleets with our ADAS and CMS systems, and our products being incorporated into iconic new commercial and hospitality projects. We are highly excited for the future and the progress we are making to fully deliver against our plan for 2024 and beyond.”

The preliminary unaudited results described in this press release are estimates and subject to revision until Gauzy reports its full financial results for the second quarter and first half ended June 30, 2024, which is anticipated to be in August 2024.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and Dubai. Gauzy serves leading brands in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including statements relating to Gauzy’s estimated ranges of net revenue for the second quarter and first half ended June 30, 2024 and the progress it is making to fully deliver against its plan for 2024 and beyond. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
press@gauzy.com

Investors:
Dan Scott / Rodny Nacier, ICR Inc.
ir@gauzy.com